SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Callaway Golf Company
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

131193104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131193104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,671,810 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,671,810 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,671,810 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.22%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 131193104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 150,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS CYNTHIA (CINDY) L. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,333 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,333 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,333 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS ROGER FARAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value per share, of Callaway Golf Company, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 2180 Rutherford Road, Carlsbad, CA 92008.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA");
(ii) James Lillie ("Mr. Lillie"); (iii) Cynthia (Cindy) L. Davis ("Ms. Davis"); and (iv) Roger Farah ("Mr. Farah," and together with JANA, Mr. Lillie and Ms. Davis, the "Reporting Persons"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The address of Mr. Lillie is 500 South Pointe Drive, Suite 240, Miami Beach, FL 33139. The address of Ms. Davis is c/o CLS Financial Advisors Inc., 9700 SW Capitol Highway, Suite 285, Portland, OR 97219. The address of Mr. Farah is 200 Fifth Avenue, New York, New York 10010.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Lillie is serving as managing partner of Powderhorn Hill Partners LLC and other various private entities, after previously serving as CEO of Jarden Corporation. The principal business of Ms. Davis is serving as a corporate director and consultant after previously serving as Vice President of Nike, Inc., and as President of Nike Golf. The principal business of Mr. Farah is serving as a corporate director after previously serving as Co-CEO of Tory Burch LLC and as President and Executive Vice Chairman of Ralph Lauren Corporation.

(d) None of the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. Each of the Principal, Mr. Lillie, Ms. Davis and Mr. Farah is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 8,935,143 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $140.4 million.

The 8,671,810 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $136.4 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies.

CUSIP No. 131193104	SCHEDULE 13D	Page 7 of 10 Pages

In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Lillie used a total of approximately $2.2 million in the aggregate to acquire the 150,000 Shares reported herein as beneficially owned by him.

Ms. Davis used a total of approximately $203,000 in the aggregate to acquire the 13,333 Shares reported herein as beneficially owned by her.

Mr. Farah used a total of approximately $1.6 million in the aggregate to acquire the 100,000 Shares reported herein as beneficially owned by him.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA believes that, despite the success of the Issuer in driving innovation and durable market share gains in its core golf business, other factors have caused the Issuer to underperform and remain undervalued. JANA, with the assistance of the other Reporting Persons, intends to have discussions with the Issuer’s board of directors and management regarding the Issuer’s portfolio composition; strategic alternatives including exploring a sale of the Issuer or asset divestitures; capital allocation and acquisition strategy; operating performance and cost management; and governance. JANA expects to have discussions with the Issuer’s management and board of directors, shareholders and other interested parties relating to such matters. JANA has also signed Cooperation Agreements with the other Reporting Persons as described in Item 6.

JANA, potentially with the assistance of the other Reporting Persons, may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer's Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer's assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Board.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

CUSIP No. 131193104	SCHEDULE 13D	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 94,044,778 Shares outstanding as of March 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 10, 2019.

As of the date hereof, JANA may be deemed to beneficially own 8,671,810 Shares, representing approximately 9.22% of the Shares outstanding.

As of the date hereof, Mr. Lillie may be deemed to beneficially own 150,000 Shares, representing approximately 0.16% of the Shares outstanding.

As of the date hereof, Ms. Davis may be deemed to beneficially own 13,333 Shares, representing less than 0.1% of the Shares outstanding.

As of the date hereof, Mr. Farah may be deemed to beneficially own 100,000 Shares, representing approximately 0.11% of the Shares outstanding.

By virtue of the Cooperation Agreement, JANA, Mr. Lillie, Ms. Davis and Mr. Farah may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 8,935,143 Shares, representing approximately 9.50% of the outstanding Shares. Each of Mr. Lillie, Ms. Davis and Mr. Farah expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of Mr. Lillie, Ms. Davis and Mr. Farah.

(b) JANA has sole voting and dispositive power over the 8,671,810 Shares, which power is exercised by the Principal. Mr. Lillie has sole voting and dispositive power over the 150,000 Shares beneficially owned by him. Ms. Davis has sole voting and dispositive power over the 13,333 Shares beneficially owned by her. Mr. Farah has sole voting and dispositive power over the 100,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JANA entered into a cooperation agreement with each of Mr. Lillie, Ms. Davis and Mr. Farah (the "Cooperation Agreement") substantially in the form attached as Exhibit B to this Schedule 13D whereby Messrs. Lillie and Farah and Ms. Davis have agreed to comply with certain confidentiality obligations and trading restrictions. A copy of the form of the Cooperation Agreement is attached as Exhibit B and is incorporated by reference herein.

CUSIP No. 131193104	SCHEDULE 13D	Page 9 of 10 Pages

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit C, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days
Exhibit B:	Form of Cooperation Agreement
Exhibit C:	Joint Filing Agreement, dated June 13, 2019

CUSIP No. 131193104	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2019

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Chief Legal Counsel and Chief Compliance Officer

/s/ James Lillie
JAMES LILLIE

/s/ Cindy L. Davis
CINDY L. DAVIS

/s/ Roger Farah
ROGER FARAH